Exhibit 21

SUBSIDIARIES OF NETSCOUT

Name	Jurisdiction of Incorporation
NetScout Systems Security Corporation	Massachusetts

NetScout Systems Canada Inc.	Ontario, Canada

NetScout Systems (UK) Limited	England and Wales

NetScout Service Level Corporation	Delaware

NetScout Systems France, SARL	France

NetScout Systems (HK) Limited	Hong Kong

NetScout Systems Mexico, S.A. de C.V.	Mexico

NetScout Systems Singapore Pte Ltd.	Singapore

NetScout Systems Norway AS	Norway

NetScout Systems India Pvt. Ltd.	India

NetScout Systems Switzerland GmbH	Switzerland

NetScout Systems Japan K.K.	Japan

NetScout Systems Germany GmbH	Germany

NetScout Systems Australia Pty Ltd.	Australia

Servicios A Terceros, S.C. Civil Society	Mexico